UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

⌧	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2025

or

◻	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File No. 000-14719

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

(Full title of the plan and address of the plan, if different from that of the issuer named below)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the

Plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 1.          Not applicable.

Item 2.          Not applicable.

Item 3.          Not applicable.

Item 4.         The SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Attached hereto are the audited financial statements and related schedules of the Plan for the fiscal year ended December 31, 2025, which have been prepared in accordance with the financial reporting requirements of ERISA.

Exhibits.

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

*     Other supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrators and Plan Participants of the

SkyWest, Inc. Employees’ Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SkyWest, Inc. Employees' Retirement Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2025.

Houston, Texas

June 5, 2026

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statements of Assets Available for Benefits

(dollars in thousands)

	As of December 31,
	2025	2024
Assets:

Investments, at fair value	$1,654,305	$1,398,411

Receivables
Notes receivable from participants	15,374	13,706
Contributions receivable	9,012	7,936
Total receivables	24,386	21,642

Assets available for benefits	$1,678,691	$1,420,053

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2025

(dollars in thousands)

Additions:
Contributions:
Participants	$91,166
Employer	68,626

Total contributions	159,792

Interest income on notes receivable from participants	1,125

Net investment income:
Interest and dividends	33,709
Net appreciation in fair value of investments	163,360

Total net investment income	197,069

Total income and contributions	357,986

Deductions:
Distributions to participants	98,481
Administrative expenses	867

Total deductions	99,348

Net increase in assets available for benefits	258,638

Assets available for benefits:
Beginning of the year	1,420,053

End of the year	$1,678,691

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

(1)          Description of the Plan

The following description of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

(a)          General

SkyWest, Inc. (the “Company”, “Plan Sponsor” or “Employer”) adopted the Plan, effective April 1, 1977. The Plan is a defined contribution plan and is intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (“IRC”) of 1986, as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was most recently restated on January 1, 2022.

The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries.

(b)         Eligibility

Employees of the Company are eligible to participate in the Plan other than: non-resident alien employees, leased employees, employees who reside in Puerto Rico, employees who are classified as independent contractors, non-resident aliens without United States source income, cadets, and unpaid interns. An eligible employee, who has enrolled, shall become a participant upon their hire date. Employees must affirmatively elect to participate in the Plan.

(c)          Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions; the Company’s matching and discretionary contributions; an allocation of investment earnings, losses and expenses; and is charged with withdrawals. The allocations of investment earnings and losses, and expenses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)          Contributions

Participants elect both the amount of salary reduction contributions and the allocation of such contributions among the various investment alternatives within the Plan. Annual employee contributions cannot exceed the maximum amount allowable under the IRC, which was $23,500 during 2025 ($31,000 for participants age 50 and older and $34,750 for participants age 60 to 63).

Participants may also elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the IRC.

Employees are eligible for the Company match when they have completed one year of service and have enrolled in the Plan. Employees must make contributions to the Plan in order to receive the Company match. During 2025, the Company matched 100% of each eligible participant’s salary deferral contribution up to levels ranging from 2% to 12% of compensation, based on position and years of service. Eligible employees who are SkyWest Airlines Pilot Association (“SAPA”) pilots and SkyWest Charter, LLC (“SWC”) pilots are eligible for non-elective profit sharing contributions ranging from 0% to 20%, based on position and years of service.

Each year the Company may make an additional discretionary matching contribution. Discretionary matching contributions are recorded when authorized by the Company’s Board of Directors. An employee is eligible to receive a discretionary matching contribution if he or she is an eligible employee, has completed one year of service and is employed on the last day of the allocation period. The Company did not make a discretionary match contribution in 2025 or 2024.

Additionally, each year the Company may make a discretionary profit sharing contribution to Plan participants who are not SAPA or SWC pilots. An employee is eligible to receive a discretionary profit sharing contribution if he or she is an eligible employee, has completed two years of service and is employed on the last day of the allocation period. The Company did not make a discretionary profit sharing contribution in 2025 or 2024.

(e)          Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching and discretionary contributions into various investments offered by the Plan. Investment options include mutual funds, common/collective trusts, a stable value fund, a self-directed brokerage account, and a SkyWest, Inc. common stock fund. Participants may change their elections or transfer investments between funds at any time.

Participants in the SkyWest, Inc. common stock fund may direct the sale of the stock and the investment of the resulting proceeds into other investments offered by the Plan.

(f)           Vesting and Payment of Benefits

Participants are immediately vested 100% in their account balances, with the exception of SAPA pilots and SWC first officers hired after October 1, 2022 and mechanics hired after August 26, 2023, who have a three-year service requirement before they are vested in the Company matching contribution. Benefits are normally paid at retirement, disability, death, or other termination of employment. Benefits distributions may be made in a single lump sum payment or in equal installments over a specified period of time. Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan document.

(g)          Notes Receivable from Participants

The Plan document provides for loans to be made to participants and beneficiaries. The loans bear interest based on a bank borrowing index, have specific repayment terms and must be adequately secured. The Plan permits participants to take loans up to the lesser of $50,000 or 50% of the participant’s vested account balance.

(h)          Forfeited Accounts

Forfeited nonvested accounts are used to reduce Company contributions. For the years ended December 31, 2025 and 2024, forfeited nonvested accounts totaled $126,679 and $79,659, respectively. During 2025, Company contributions were reduced by $88,452.

(i)          Custodian and Recordkeeper

As of December 31, 2025 and 2024, and for the years then ended, Charles Schwab Trust Bank and Schwab Retirement Plan Services, Inc. (collectively “Schwab”) provided the recordkeeping and custodial services for the Plan. Schwab is also the directed trustee of the Plan.

(j)         Parties-in-Interest

The Company, participants and Schwab are considered parties-in-interest to the Plan. The Company’s common stock is an investment option in the Plan through the Common Stock Fund.

(k)           Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Plan and ERISA. If the Plan is terminated, the participants have a non-forfeitable interest in their accounts.

(2)          Summary of Significant Accounting Policies

(a)          Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)          Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in assets available for benefits during the reporting period. Actual results could differ from these estimates.

(c)          Risks and Uncertainties

The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

(d)          Investment Valuation and Income Recognition

Mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. Units of the Company’s common stock fund, common/collective trusts, and stable value fund are valued using net asset value, which approximates fair value, on the last business day of the Plan year. The self-directed brokerage account is valued at quoted market prices of the underlying investments (see Note 5 for additional information regarding the valuation used for these investments). Unrealized appreciation or depreciation caused by fluctuations in the market value of investments is recognized in the statement of changes in assets available for benefits. Dividends and interest are reinvested as earned. Purchases and sales of investments are recorded on a trade-date basis.

(e)          Distributions to Participants

Distributions to participants are recorded when paid.

(f)         Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. A participant loan will become immediately due and payable upon termination of employment.

(g)          Contributions

Participant contributions and employer matching contributions are recorded in the period the underlying compensation is earned.

(h)          Administrative Expenses

The Plan pays substantially all administrative expenses of the Plan, other than certain legal and professional fees, which are paid by the Plan Sponsor. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

(i)          Interest and Dividend Income

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(j)           Subsequent Events

The Plan Administrators have evaluated events occurring subsequent to December 31, 2025 through the date of issuance of these financial statements.

(3)          Party-in-Interest Transactions

Transactions in shares of the Company’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA.

Notes receivable from participants totaling $15.4 million and $13.7 million as of December 31, 2025 and 2024, respectively, are also considered exempt party-in-interest transactions.

(4)          Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, stating that the Plan is designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation. As of December 31, 2025, the Plan was required to make certain corrective distributions in order to remain qualified under IRC 401(a), and the Plan made such corrective distributions subsequent to December 31, 2025.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)          Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value, with the following three levels of inputs:

Level 1 — Valuation is based upon quoted prices in active markets for identical securities.

Level 2 — Valuation is based upon other significant observable inputs that reflect the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Plan.

Level 3 — Valuation is based upon unobservable inputs that reflect the assumptions that Plan management believes market participants would use in pricing the asset, based on the best information available.

As of December 31, 2025 and 2024, the Plan held certain assets that are required to be measured at fair value on a recurring basis. Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2025
	(in 000's)
	Total	Level 1	Level 2	Level 3
Mutual funds	$703,887	$703,887	$—	$—
Self-directed brokerage accounts	136,688	136,688	—	—
Cash and cash equivalents	13,951	13,951	—	—
Common/collective trusts*	696,824	—	—	—
Stable value fund*	54,343	—	—	—
Common stock fund*	48,612	—	—	—
Total investments at fair value	$1,654,305	$854,526	$—	$—

	Fair Value Measurements as of December 31, 2024
	(in 000's)
	Total	Level 1	Level 2	Level 3
Mutual funds	$608,843	$608,843	$—	$—
Self-directed brokerage accounts	102,253	102,253
Cash and cash equivalents	7,911	7,911	—	—
Common/collective trusts*	571,991	—	—	—
Stable value fund*	62,108	—	—	—
Common stock fund*	45,305	—	—	—
Total investments at fair value	$1,398,411	$719,007	$—	$—
*	The fair values for the common/collective trusts, stable value fund, and common stock fund are provided above to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of assets available for benefits. The common/collective trusts, stable value fund, and common stock fund are measured using the net asset value per unit as a practical expedient and therefore are not classified in the fair value hierarchy.

The T. Rowe Price Blue Chip Growth Trust (“Common Trust”), T. Rowe Price Retirement Trust funds (“Common/Collective Trusts”), and T. Rowe Price Stable Value Fund (the “Stable Value Fund”), are valued at the net asset value (NAV) of units of the respective funds. The NAV, as provided by the respective fund trustees, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Redemption frequency for the Common/Collective Trusts is immediate. In addition, they contain no unfunded commitments nor have any redemption restrictions. The Common Trust is classified in the above fair value measurements table with Common/Collective Trusts.

The Plan Sponsor is able to redeem the investment in the Stable Value Fund by providing a 12-month notice. Although the notice requirement is 12 months, T. Rowe Price has indicated the ability to redeem the investment sooner. Redemption frequency for the Stable Value Fund is immediate, and the Stable Value Fund contains no unfunded commitments. There are no other significant restrictions on the ability to redeem the investment.

The SkyWest, Inc. Common Stock Fund (the “Common Stock Fund”) includes SkyWest, Inc. common stock and a cash equivalents balance. The Common Stock Fund is a unitized fund, which means the participants do not own shares of SkyWest, Inc. common stock but rather own an interest in the unitized fund. The fund consists of common stock and a small cash equivalents balance to meet the fund's daily cash needs. The Plan owns the underlying common stock and cash equivalents. Unitizing the fund allows for daily trades of the fund's units. The value of a unit of the unitized fund reflects the combined value of the SkyWest, Inc. common stock, at quoted market prices, and cash held by the fund. The Plan held 469,246 and 439,091 shares of SkyWest, Inc. common stock in the Common Stock Fund with a fair value, at quoted market prices, of $47,116,991 and $43,966,182 as of December 31, 2025 and 2024, respectively. The SkyWest, Inc. Common Stock Fund also held cash equivalents of $1,494,515 and $1,338,537 as of December 31, 2025 and 2024, respectively. Redemption frequency for the Common Stock Fund is immediate, the Common Stock Fund contains no unfunded commitments, and has no redemption restrictions.

Supplemental Schedule

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

EIN 87-0292166, Plan 001

Form 5500, Schedule H, Part IV, Line 4a — Schedule of Delinquent Participant Contributions

for the year ended December 31, 2025

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Year Ended	Check here if late participant loan payments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
December 31, 2025	$75	$—	$75	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

EIN 87-0292166, Plan 001

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2025

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,
(a)	lessor, or similar party	collateral, par, or maturity value	(e) Current value

	The Vanguard Group	Vanguard Institutional Index Instl Plus	$235,257,141

	T. Rowe Price	T. Rowe Price Blue Chip Growth Trust T2	146,348,894

	Various	Self-Directed Brokerage Accounts	136,687,708

	T. Rowe Price	T. Rowe Price Retirement 2040 Trust C	92,897,810

	T. Rowe Price	T. Rowe Price Retirement 2045 Trust C	84,852,498

	T. Rowe Price	T. Rowe Price Retirement 2030 Trust C	80,745,270

	T. Rowe Price	T. Rowe Price Retirement 2035 Trust C	80,307,421

	T. Rowe Price	T. Rowe Price Retirement 2050 Trust C	63,358,491

	T. Rowe Price	T. Rowe Price Stable Value Common Trust P	54,342,959

	MFS	MFS Value R3	50,267,224

	T. Rowe Price	T. Rowe Price Retirement 2055 Trust C	48,649,412

	Capital Group	American Funds EUPAC Fund Class R-6	44,954,786

	T. Rowe Price	T. Rowe Price Diversified Mid-Cap Growth Fund I	43,251,026

	The Vanguard Group	Vanguard Extended Market Index Inst	42,448,625

	T. Rowe Price	T. Rowe Price Retirement 2060 Trust C	42,114,388

	Dodge & Cox	Dodge & Cox Income X	41,522,531

	Wasatch Global Investors	Wasatch Small Cap Value I	37,751,319

	Wasatch Global Investors	Wasatch Small Cap Growth Fund	34,053,717

	MFS	MFS International Intrinsic Value R3	33,410,911

	T. Rowe Price	T. Rowe Price Retirement 2025 Trust C	30,523,095

	Fidelity	Fidelity Low Priced Stock Fund K6	29,458,130

	PIMCO	PIMCO Income Institutional	19,697,663

	The Vanguard Group	Vanguard Total Intl Stock Index Instl	17,633,999

	The Vanguard Group	Vanguard Total Bond Market Index Inst	16,347,612

	JPMorgan	JPMorgan Mid Cap Value R6	16,119,942

	T. Rowe Price	T. Rowe Price International Discovery	14,186,102

	The Vanguard Group	Vanguard Cash Reserves Federal Money Market Fund	13,820,207

	The Vanguard Group	Vanguard Equity Income Admiral	10,744,575

	T. Rowe Price	T. Rowe Price Retirement 2020 Trust C	10,727,222

	T. Rowe Price	T. Rowe Price Retirement 2065 Trust C	9,810,202

	The Vanguard Group	Vanguard Emerging Mkts Stock Index Admiral	7,063,351

	The Vanguard Group	Vanguard Real Estate Index Admiral	6,411,503

	Fidelity	Fidelity Inflation-Protected Bond Index	3,307,343

	T. Rowe Price	T. Rowe Price Retirement 2010 Trust C	1,986,599

	T. Rowe Price	T. Rowe Price Retirement 2015 Trust C	1,965,252

	T. Rowe Price	T. Rowe Price Retirement 2005 Trust C	1,606,128

	T. Rowe Price	T. Rowe Price Retirement Balanced Fund Trust C	931,778

	The Vanguard Group	Vanguard Federal Money Market Fund	130,370

*	SkyWest, Inc.	SkyWest, Inc. Common Stock Fund	47,116,991

*	SkyWest, Inc.	Interest-bearing cash equivalents	1,494,515

*	Plan participants	Notes receivable from participants at 4.25% - 9.50% interest, with maturity dates from 2026 through 2035, collateralized by the respective participants’ account balances	15,373,677

			$1,669,678,387

*      Indicates a party-in-interest to the Plan.

Column (d), cost information, is not included as all investments are participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 5, 2026	SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

	By:	SkyWest, Inc., Plan Sponsor

/s/ Eric J. Woodward
Eric J. Woodward
Chief Accounting Officer
of SkyWest, Inc.